TWIN MINING CORPORATION

FLOW-THROUGH SHARE SUBSCRIPTION AGREEMENT

INSTRUCTIONS TO PURCHASERS

1.

ALL PURCHASERS MUST complete all the information in the boxes on the following page and sign where indicated with an "X".

2.

PURCHASERS RESIDENT IN BRITISH COLUMBIA, ALBERTA, SASKATCHEWAN, MANITOBA, QUÉBEC, PRINCE EDWARD ISLAND, NOVA SCOTIA, NEWFOUNDLAND AND LABRADOR, THE NORTHWEST TERRITORIES OR NUNAVUT MUST complete the Accredited Investor Certificate (45-103) attached to the Subscription Agreement as Schedule B.

3.

PURCHASERS RESIDENT IN ONTARIO MUST complete the Accredited Investor Certificate (Ontario) attached to the Subscription Agreement as Schedule C.

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

TO:

TWIN MINING CORPORATION (the "Issuer"), Suite 1250, 155 University Avenue, Toronto, Ontario  M5H 3B7

Subject and pursuant to the terms set out in this Agreement and the schedules incorporated by reference, the undersigned (the "Purchaser") hereby irrevocably subscribes for and agrees to purchase from the Issuer, the following securities at the following price:

Flow-Through Shares
CAD $0.18 per Flow-Through Share for a total purchase price of CAD $

The Purchaser directs the Issuer to issue, register and deliver the certificates representing the purchased securities as follows:

REGISTRATION INSTRUCTIONS:	DELIVERY INSTRUCTIONS:
Name to appear on certificate Account reference, if applicable Address	Name and account reference, if applicable Contact name Address Telephone number

EXECUTED by the Purchaser this __________ day of ____________________________________, 2005.  By executing this Agreement, the Purchaser certifies that the Purchaser, and any beneficial purchaser for whom the Purchaser is acting, are resident in the jurisdiction shown below as the "Address of Purchaser".

WITNESS:	EXECUTION BY PURCHASER:
Signature of witness Name of witness Address of witness	X Signature of individual (if Purchaser is an individual) X Authorized signatory (if Purchaser is not an individual) Name of Purchaser (please print) Name of authorized signatory (please print)
ACCEPTED this _______ day of ____________________, 2005. TWIN MINING CORPORATION Per: Authorized Signatory	Address of Purchaser (residence) Address of Purchaser Telephone number and e-mail address SIN (if an individual) or BIN (if a corporation)

1.

Definitions.  In this Subscription Agreement, in addition to the terms defined above, unless the context otherwise requires the following terms shall have the following meanings:

a)

"Accredited Investor Certificate (45-103)" means the form attached hereto as Schedule B;

b)

"Accredited Investor Certificate (Ontario)" means the form attached hereto as Schedule C;

c)

"Canadian Exploration Expense(s)" or "CEE" means Canadian exploration expense described in paragraph (f) and (g) of the definition of "Canadian Exploration Expense" in subsection 66.1(6) of the Tax Act, excluding any amounts of CEE which may not be renounced to a purchaser of flow-through shares;

d)

"Closing" means the completion of the issue and sale by the Issuer and the purchase by the Purchaser of the Flow-Through Shares pursuant to this Subscription Agreement;

e)

"Commitment Amount" means an amount equal to the total subscription price set out on page 1 hereof;

f)

"Common Shares" means common shares in the capital of the Issuer;

g)

"Exchange" means Toronto Stock Exchange;

h)

"Expenditure Period" means the period commencing on the date of acceptance of this Subscription Agreement and ending on the earlier of: (i) the date on which the Commitment Amount has been duly expended in accordance with the terms hereof; and (ii) December 31, 2006;

i)

"Flow-Through Shares" means the common shares in the capital of the Company being issued as "flow-through shares" as defined in subsection 66(15) of the Tax Act in accordance with the terms and conditions of this Subscription Agreement;

j)

"Issuer" means Twin Mining Corporation;

k)

"material" means material in relation to the Issuer;

l)

"MI 45-103" means Multilateral Instrument 45-103 – Capital Raising Exemptions;

m)

"MI 45-103 Jurisdictions" means British Columbia, Alberta, Saskatchewan, Manitoba, Québec, Prince Edward Island, Nova Scotia, Newfoundland and Labrador, the Northwest Territories and Nunavut;

n)

"Offering" has the meaning as set out in section 4;

o)

"Personal Information" means any information about a person (whether an individual or otherwise) and includes information contained in this Subscription Agreement and the schedules incorporated by reference therein;

p)

"Principal Business Corporation" means a principal business corporation as defined in subsection 66(15) of the Tax Act;

q)

"Proposed Amendments" means the draft legislation to amend the Tax Act and regulations thereto released by the Minister of Finance (Canada) on February 27, 2004;

r)

"Public Record" means, without limitation, the prospectuses, annual information forms, information circulars, offering memoranda, material change reports, press releases and any other documents or reports filed by the Issuer with the Exchange and any applicable Canadian Securities Regulators during the 12 months preceding the date hereof;

s)

"Purchaser" means the subscriber for the Flow-Through Shares as set out on page 1 of this Subscription Agreement;

t)

"Qualifying Expenditures" means expenses which qualify as CEE which may be renounced to purchasers of Flow-Through Shares pursuant to subsections 66(12.6) or 66(12.66) of the Tax Act;

u)

"Regulation S" means Regulation S under the U.S. Securities Act;

v)

"Securities" means the Flow-Through Shares;

w)

"Securities Legislation" means, the applicable securities legislation of the Selling Jurisdictions in which the Purchasers reside and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements and blanket orders and rulings of the Securities Regulators of the Selling Jurisdictions;

x)

"Securities Regulators" means the securities commissions or other securities regulatory authorities of all of the Selling Jurisdictions or the relevant Selling Jurisdiction as the context so requires;

y)

"Selling Jurisdictions" means the provinces or territories of Canada in which the Purchasers are resident;

z)

"Subscription Agreement" means this subscription agreement (including the schedules hereto) as it may be amended or supplemented from time to time;

aa)

"Subscription Price" means the aggregate subscription price for the Flow-Through Shares as set out on page 1 of this Subscription Agreement;

bb)

"Tax Act" means the Income Tax Act (Canada) as amended from time to time;

cc)

"United States" means the United States as that term is defined in Regulation S;

dd)

"U.S. Person" means a U.S. person as that term is defined in Regulation S; and

ee)

"U.S. Securities Act" means the Securities Act of 1933, as amended, of the United States of America.

2.

Documentation and Payment.

The undersigned agrees to deliver the following to the Issuer at 155 University Avenue, Suite 1250, Toronto, Ontario, M5H 3B7 (fax: 416-777-0014), Attention: Domenic Bertucci:

a)

one completed and duly signed copy of this Subscription Agreement;

b)

if the Purchaser will beneficially own or control, directly or indirectly, 10% or more of the outstanding voting shares of the Issuer, a Personal Information Form in the form required by the Exchange;

c)

if the Purchaser is a resident in the Province of British Columbia, Alberta, Saskatchewan, Manitoba, Québec, Prince Edward Island, Nova Scotia, Newfoundland and Labrador, or the Northwest Territories or Nunavut or is otherwise subject to the Securities Legislation of any such MI 45-103 Jurisdictions, a properly completed and duly executed Accredited Investor Certificate (45-103), which form is attached hereto as Schedule B;

d)

if the Purchaser is a resident in the Province of Ontario or is otherwise subject to the Securities Legislation of the Province of Ontario, a properly completed and duly executed Accredited Investor Certificate (Ontario), which form is attached hereto as Schedule C;

e)

all other documentation as may be required by applicable Securities Legislation; and

f)

unless alternative arrangements suitable to the Issuer are made, a certified cheque or bank draft made payable in same day freely transferable Canadian funds payable at par in Toronto, Ontario to Twin Mining Corporation in the amount of the Subscription Price.

3.

Subscription and Acceptance or Rejection By Issuer.  The Purchaser hereby confirms its irrevocable subscription for and offer to purchase the number of Flow-Through Shares set out on page 1 hereof at the Subscription Price and hereby tenders the Subscription Price which, upon acceptance by the Issuer, will constitute a binding agreement of the Purchaser with the Issuer to purchase from the Issuer and, on the part of the Issuer, to sell to the Purchaser, the number of Flow-Through Shares set out on page 1 hereof, all on the terms and subject to the conditions set out in this Subscription Agreement.  The Purchaser acknowledges that the Issuer reserves the right to accept or reject the Purchaser’s subscription hereunder in whole or in part.  If the subscription is rejected in whole, any cheques or other forms of payment delivered to the Issuer will be promptly returned to the Purchaser without interest or deduction.  If the subscription is accepted only in part, a cheque representing any refund of the Subscription Price for that portion of the subscription for the Flow-Through Shares which is not accepted, will be promptly delivered to the Purchaser without interest or deduction.

4.

Offering.  The Purchaser acknowledges that the Flow-Through Shares will be issued in connection with the issue of up to 11,112,000 Flow-Through Shares for gross proceeds of up to $2,000,160 to be sold by the Issuer by private placement (the "Offering").  The Flow-Through Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to any U.S. Person, except pursuant to applicable exemptions from federal and state registration requirements.

5.

Representations and Warranties of the Issuer.  The Issuer, by its execution of this Subscription Agreement, represents and warrants to the Purchaser, which representations and warranties shall be true and correct at the Closing and acknowledges that the Purchaser is relying on such representations and warranties in connection with the transactions contemplated herein, that:

(a)

the Issuer is a corporation continued under the Business Corporations Act (Ontario);

(b)

the Issuer has taken, or prior to Closing will take, all necessary corporate action to authorize the execution, delivery and performance of this Subscription Agreement, including the issuance of the Securities, and upon execution of this Subscription Agreement on behalf of the Issuer, this Subscription Agreement shall be duly executed by and shall constitute a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with the terms hereof;

(c)

the execution and delivery of this Subscription Agreement and the consummation of the transaction provided for herein will not result in the violation of, or constitute a default under or conflict with the articles, by-laws or resolutions of the Issuer;

(d)

the Flow-Through Shares, when issued and delivered to the Purchaser, will be validly issued as fully paid and non-assessable common shares in the capital of the Issuer;

(e)

no order ceasing or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to and is outstanding against the Issuer or its directors, officers or promoters and, to the best of the Issuer’s knowledge, no investigations or proceedings for such purposes are pending or threatened;

(f)

upon issue, the Flow-Through Shares will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and the Proposed Amendments and are not and will not be "prescribed shares", within the meaning of that section of the Tax Act, the regulations thereto or the Proposed Amendments;

(g)

the Issuer is and will use is reasonable commercial efforts to maintain its status as a Principal Business Corporation during the Expenditure Period; and

(h)

the Issuer has no reason to believe that it will be unable to incur, on or after the date of this Subscription Agreement and on or before December 31, 2006, or that it will be unable to renounce to the Purchaser effective on or before December 31, 2005, Qualifying Expenditures in an aggregate amount equal to the Commitment Amount.

6.

Covenants of the Issuer.  The Issuer covenants and agrees with the Purchaser as follows:

(a)

the Issuer will comply with all filing and other disclosure requirements under all applicable Securities Legislation in connection with the Offering;

(b)

the Issuer will, prior to the Closing, use its best efforts to obtain conditional approval of the Offering from the Exchange in order to permit the completion of the transactions contemplated hereby;

(c)

the Issuer will incur, during the Expenditure Period, Qualifying Expenditures in such amount as enables the Issuer to renounce in favour of the Purchaser and in accordance with the Tax Act, Qualifying Expenditures in an amount equal to the Commitment Amount;

(d)

the Issuer, by not later than March 31, 2006, will renounce to the Purchaser effective on or before December 31, 2005, Qualifying Expenditures incurred or to be incurred during the Expenditure Period equal to the Commitment Amount, and will send to the Purchaser by March 31, 2006 such statements and receipts of such renunciation; and

(e)

the Issuer will keep proper books, records and accounts of all Qualifying Expenditures and all transactions affecting the Commitment Amount and the Qualifying Expenditures.

7.

Acknowledgements and Agreements of the Purchaser.  The Purchaser on its own behalf and if applicable, on behalf of others for whom it is acting hereunder, acknowledges and agrees as follows:

(a)

the sale and delivery of the Flow-Through Shares to the Purchaser (or if applicable, to any person on whose behalf the Purchaser is acting hereunder) is being made and is conditional upon such sale and delivery being exempt from the prospectus requirements under applicable Securities Legislation, and as a consequence of acquiring the Flow-Through Shares pursuant to such prospectus exemptions: (i) certain protections, rights and remedies provided by the Securities Legislation, including statutory rights of rescission or damages, will not be available to the Purchaser; (ii) the Purchaser may not receive information that might otherwise be required to be provided under such legislation; and (iii) the Issuer is relieved from certain obligations that would otherwise apply under such legislation;

(b)

there are risks associated with the purchase of the Flow-Through Shares and there is no governmental or other insurance covering the Flow-Through Shares and no securities commission, agency, governmental authority, stock exchange or other regulatory body has reviewed or passed on the merits of the Flow-Through Shares;

(c)

the Purchaser is solely responsible for obtaining such financial, legal and tax advice as it considers appropriate in connection with the execution, delivery and performance by it of this Subscription Agreement and the transactions contemplated hereunder;

(d)

in accepting this Subscription Agreement, the Issuer is relying upon the representations and warranties and acknowledgements of the Purchaser set out herein including, without limitation, in connection with determining the eligibility of the Purchaser or (if applicable) the eligibility of others on whose behalf the Purchaser is acting hereunder, to purchase the Flow-Through Shares under the applicable Securities Legislation and the Purchaser hereby agrees to notify the Issuer immediately of any change in any representation, warranty, covenant or other information relating to the Purchaser or the beneficial purchaser contained in this Subscription Agreement which takes place prior to Closing;

(e)

the Flow-Through Shares are subject to the terms, conditions and provisions of this Subscription Agreement (including the schedules hereto) and the constating documents of the Issuer and that copies of such documents, once executed, will be made available to the Purchaser upon request;

(f)

the Flow-Through Shares will be subject to resale restrictions under applicable Securities Legislation and under the requirements of the Exchange and the Purchaser covenants that it will comply with all such restrictions and requirements and acknowledges that it is solely responsible (and the Issuer is not in any way responsible) for such compliance;

(g)

that the certificates representing the Flow-Through Shares will contain the following legend, as required by Multilateral Instrument 45-102 – Resale of Securities and the Purchaser agrees to comply with the terms of such legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DAY THAT IS FOUR MONTHS AND A DAY AFTER THE CLOSING DATE.]"

(h)

the certificates representing the Flow-Through Shares will also bear a legend substantially in the form of the following legend as required by the Exchange, and the Purchaser agrees to comply with the terms of such legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE."

(i)

that the Issuer may be required by law or otherwise to disclose to certain regulatory authorities the identity of the Purchaser and of each beneficial purchaser of Flow-Through Shares for whom the Purchaser is acting;

(j)

the Purchaser (or, if applicable, others for whom it is acting hereunder) has not received or been provided with a prospectus, a registration statement, an offering memorandum, any document purporting to describe the business and affairs of the Issuer and prepared for review by prospective purchasers to assist in making an investment in the Flow-Through Shares or similar document within the meaning of the Securities Legislation;

(k)

the purchase of the Flow-Through Shares by the Purchaser has not been made through, as a result of or accompanied by any advertisement, including, without limitation, in printed media of general and regular paid circulation, radio, television, telecommunications including electronic display, the Internet or otherwise;

(l)

the Flow-Through Shares have not been registered under the U.S. Securities Act and may not be sold in the United States unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and that the Issuer has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of the Flow-Through Shares;

(m)

the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the acceptance for filing of the Offering by the Exchange;

(n)

in purchasing Flow-Through Shares, the Purchaser (and, if applicable, others for whom it is contracting hereunder) has relied solely upon this Subscription Agreement and the Public Record and not upon any verbal or written representation as to any fact or otherwise made by or on behalf of the Issuer or any employee, agent or affiliate thereof;

(o)

the Issuer is engaged in the mineral resource exploration and development business and, as such, requires investment to explore and develop its properties and satisfy its capital expenditure requirements; and

(p)

the Purchaser acknowledges that this Subscription Agreement requires the Purchaser to provide certain Personal Information to the Issuer.  Such information is being collected by the Issuer for the purposes of completing the Offering, which includes, without limitation, determining the Purchaser's eligibility to purchase the Purchaser’s Flow-Through Shares under applicable Securities Legislation, preparing and registering certificates representing the Flow-Through Shares and completing filings required by the Securities Regulators, other securities regulatory authorities and/or the Exchange. The Purchaser’s Personal Information may be disclosed by the Issuer to: (a) stock exchanges or securities regulatory authorities, (b) the Issuer’s registrar and transfer agent, and (c) any of the other parties involved in the Offering, including legal counsel, and may be included in record books in connection with the Offering.  By executing this Subscription Agreement, the Purchaser is deemed to be consenting to the foregoing collection, use and disclosure of the Purchaser’s Personal Information. The Purchaser also consents to the filing of copies or originals of any of the Purchaser’s documents described in section 2 hereof as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.

8.

Representations and Warranties of Purchaser.  The Purchaser on its own behalf and, if applicable, on behalf of others for whom it is acting hereunder, hereby represents and warrants to the Issuer (which representations and warranties shall be true and correct on and shall survive the Closing) and acknowledges that the Issuer is relying on such representations and warranties in connection with the transactions contemplated herein that:

(a)

the Purchaser and, if applicable, each beneficial person for whom it is acting, is a resident of the jurisdiction set out on page 1 of this Subscription Agreement and such address was not created and is not being used solely for the purpose of acquiring the Flow-Through Shares;

(b)

neither the Purchaser nor any person for whom it is acting will offer, sell or otherwise dispose of the Flow-Through Shares in the United States or to a U.S. Person unless the Issuer has consented to such offer, sale or distribution and such offer, sale or disposition is made in accordance with an exemption from the registration requirements under the U.S. Securities Act and the securities laws of all applicable states of the United States or the U.S. Securities and Exchange Commission has declared effective a registration statement in respect of such securities;

(c)

in the case of a subscription for the Flow-Through Shares by the Purchaser acting as principal, this Subscription Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding agreement of, the Purchaser and is enforceable in accordance with its terms against the Purchaser and any beneficial purchasers on whose behalf the Purchaser is acting;

(d)

the Purchaser is not, with respect to the Issuer or any of its affiliates, a Control Person.  For the purposes hereof "Control Person" means a person, company or combination of persons or companies described in clause (c) of the definition of "distribution" in subsection 1(1) of the Securities Act (Ontario);

(e)

if the Purchaser is:

(i)

an individual, that the Purchaser is of the full age of majority and is legally competent to execute, deliver and be bound by this Subscription Agreement;

(ii)

a corporation, it is duly incorporated and subsisting under the laws of its jurisdiction of incorporation, has the requisite corporate power and authority and has taken all necessary corporate actions to execute, deliver and be bound by this Subscription Agreement and that it was not incorporated solely for the purpose of acquiring Flow-Through Shares hereunder; or

(iii)

a partnership, syndicate or other form of unincorporated organization, the Purchaser is duly formed and existing under the laws of its jurisdiction of formation, has the necessary legal capacity and authority and has taken all necessary actions to execute, deliver and be bound by this Subscription Agreement and that it was not formed solely for the purpose of acquiring Flow-Through Shares hereunder;

(f)

the Purchaser is purchasing the Flow-Through Shares as principal (as defined in applicable Securities Legislation) for its own account, and not for the benefit of any other person, or, in the case of the purchase by the Purchaser of the Flow-Through Shares as agent or trustee for any principal whose identity is disclosed or undisclosed or identified by account number only, each beneficial purchaser of the Flow-Through Shares for whom the Purchaser is acting, is purchasing its Flow-Through Shares as principal for its own account, and not for the benefit of any other person and the Purchaser has due and proper authority to act as agent or trustee for and on behalf of that beneficial purchaser in connection with the transactions contemplated hereby;

(g)

the Flow-Through Shares are not being purchased by the Purchaser as a result of any material information concerning the Issuer that has not been publicly disclosed and the Purchaser’s decision to enter into this Subscription Agreement and to acquire the Flow-Through Shares has not been made as a result of any verbal or written representation as to fact or otherwise made by or on behalf of the Issuer or any other person and is based entirely upon the term sheet attached hereto as Schedule A and currently available public information concerning the Issuer;

(h)

the Purchaser, and any beneficial purchaser, has the knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder and is able to bear the economic risk of loss of that investment and is capable of making an informed investment decision;

(i)

if required by applicable Securities Legislation, policy or order of the Securities Regulators, the Exchange, the U.S. Securities Act or applicable state securities laws, the Purchaser will execute, deliver and file or assist the Issuer in filing the reports, undertakings and other documents with respect to the issue of the Flow-Through Shares as may be required by any securities commission, the Exchange or other regulatory authority;

(j)

except as provided herein, no person has made to the Purchaser any written or oral representation:

(i)

that any person will resell or repurchase any of the Flow-Through Shares;

(ii)

that any person will refund the purchase price of any of the Flow-Through Shares; or

(iii)

as to the future price or value of the Flow-Through Shares;

(k)

neither the Purchaser nor any party on whose behalf it is acting has been created or is being used primarily to permit the purchase of the Flow-Through Shares without a prospectus in reliance on an exemption from the prospectus requirements of applicable Securities Legislation;

(l)

if the Purchaser, or any beneficial person for whom it is acting, is a resident of or otherwise subject to the securities legislation of a jurisdiction other than Canada, the purchase of the Flow-Through Shares by such Purchaser does not contravene the applicable securities legislation in the jurisdiction in which it is resident and does not trigger (i) any obligation on the part of the Issuer to prepare and file a prospectus, registration statement or similar document, or any other report with respect to such purchase, or (ii) any registration or other obligation on the part of the Issuer;

(m)

upon acceptance by the Issuer, this Subscription Agreement will constitute a valid and legally binding contract of the Purchaser enforceable against the Purchaser in accordance with its terms;

(n)

none of the funds being used to purchase the Flow-Through Shares are to the Purchaser’s knowledge proceeds obtained or derived directly or indirectly as a result of illegal activities.  The funds being used to purchase the Flow-Through Shares which will be advanced by the Purchaser to the Issuer hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) Act (Canada) (the "PCMLA") and the Purchaser acknowledges that the Issuer may in the future be required by law to disclose the Purchaser’s name and other information relating to this Subscription Agreement and the Purchaser's subscription hereunder, on a confidential basis, pursuant to the PCMLA.  To the best of its knowledge (i) none of the funds to be provided by the Purchaser are being tendered on behalf of a person or entity who has not been identified to the Purchaser, and (ii) it shall promptly notify the Issuer if the Purchaser discovers that any of such representations cease to be true, and to provide the Issuer with appropriate information in connection therewith; and

(o)

the Purchaser on its own behalf or, if applicable, on behalf of others for whom it is acting hereunder, deals at arm’s length with the Issuer for the purposes of the Tax Act and shall continue to do so until December 31, 2006.

The Purchaser acknowledges and agrees that the foregoing representations and warranties are made by it with the intention that they may be relied upon by the Issuer and its legal counsel in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder, to purchase the Flow-Through Shares under the Securities Legislation or other applicable laws.  The Purchaser further agrees that by accepting delivery of the Flow-Through Shares on the Closing, it shall be representing and warranting that the foregoing representations and warranties are true and correct as at the Closing with the same force and effect as if they had been made by the Purchaser at the Closing and that they shall survive the purchase by the Purchaser of the Flow-Through Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of such Securities.

9.

Purchaser’s Exemption Status.  The Purchaser on its own behalf and, if applicable, on behalf of others for whom it is acting hereunder, hereby further represents and warrants to the Issuer (which representations shall be true and correct on and shall survive the Closing) and acknowledges that the Issuer is relying on such representations and warranties in connection with the transactions contemplated herein that:

(a)

it is resident in or is otherwise subject to the Securities Legislation of Ontario, it is purchasing as principal and is an "accredited investor" as defined in Ontario Securities Commission Rule 45-501 and it has properly completed and duly executed the Accredited Investor Certificate (Ontario) attached as Schedule C hereto indicating the means by which it is an accredited investor and the Purchaser hereby confirms the truth and accuracy of all statements made by it in the Accredited Investor Certificate (Ontario); or

(b)

it is resident in or is otherwise subject to the Securities Legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Québec, Prince Edward Island, Nova Scotia, Newfoundland and Labrador, the Northwest Territories or Nunavut, it is purchasing as principal and is an

"accredited investor" as defined in MI 45-103 and it has properly completed and duly executed the Accredited Investor Certificate (45-103) attached as Schedule B hereto indicating the means by which it is an accredited investor and the Purchaser hereby confirms the truth and accuracy of all statements made by it in the Accredited Investor Certificate (45-103); or

(c)

it is not purchasing the Flow-Through Shares as principal for its own account and it, or any beneficial purchaser for which it is acting, is resident in or otherwise subject to the Securities Legislation of British Columbia and the Purchaser is a portfolio manager that is registered or exempted from registration as a portfolio manager under the Securities Legislation of British Columbia or under the laws of a province or territory other than British Columbia and the Purchaser is purchasing the Flow-Through Shares as an agent for accounts that are fully managed by it and the Purchaser is an "accredited investor", provided that,

(i)

an account is "fully managed" by the Purchaser only if the Purchaser makes the investment decisions for the account and has full discretion to purchase or sell securities for the account without requiring the client’s express consent  to a transaction; and

(ii)

an "accredited investor" is as defined in MI 45-103 such that one or more of the categories set forth in Schedule B attached hereto correctly and in all respects describes the Purchaser, and the Purchaser has so indicated by checking the box opposite each category on such Schedule B which so describes it; or

(d)

it is not purchasing the Flow-Through Shares as principal for its own account and it, or any beneficial purchaser for which it is acting, is resident in or otherwise subject to the Securities Legislation of Alberta and the Purchaser is a person or company described in paragraph (q) of the definition of "accredited investor" in MI 45-103 trading as agent on behalf of a fully managed account,("fully managed account" shall have the meaning set forth in Schedule B); or

(e)

it is resident in or is otherwise subject to the Securities Legislation of Québec, it is purchasing as principal for its own account and not for the benefit of any other person and not with a view to the resale or distribution of some or all of the Flow-Through Shares, the aggregate acquisition cost to the Purchaser for the Flow-Through Shares is not less than $150,000 and the Purchaser is not a company established solely to acquire the Flow-Through Shares under the prospectus exemption set forth in section 51 of the Securities Act (Québec).

10.

Payment and Delivery.  Delivery and payment for the Flow-Through Shares will be completed at the offices of the Issuer on Closing.  The Purchaser acknowledges and agrees that this Subscription Agreement and any other documents delivered in connection herewith will be held by the Issuer until the Closing.  Upon Closing, and provided that the Issuer has accepted this Subscription Agreement, the Issuer will issue and sell the Flow-Through Shares subscribed for hereunder to the Purchaser and cause to be issued and delivered to the Purchaser in accordance with its "Delivery Instructions" on page 1 hereof, definitive certificates representing the Flow-Through Shares, registered in the name as set out under "Registration Instructions" on page 1 hereof against payment of the amount of the Subscription Price for the Flow-Through Shares.  In the event that this Subscription Agreement is not accepted by the Issuer, this offer and any other documents and payments delivered in connection herewith will be returned to the Purchaser at the address set out on page 1 hereof, and the obligations of the parties hereunder shall terminate.

11.

Conditions of Closing.  The Purchaser acknowledges and agrees that as the sale of the Flow-Through Shares will not be qualified by a prospectus, such sale and issuance is subject to the condition that the Purchaser (or, if applicable, any others for whom it is contracting hereunder) sign and return to the Issuer all relevant documentation required by the Securities Legislation.  The Purchaser acknowledges and agrees that the Issuer may be required to provide the Securities Regulators with a list setting forth the identities of the beneficial purchasers of the Flow-Through Shares.  Notwithstanding that the Purchaser may be purchasing Flow-Through Shares as agent on behalf of an undisclosed principal, the Purchaser agrees to provide, on request, particulars as to the identity of such undisclosed principal as may be required by the Issuer in order to comply with the foregoing.

12.

Indemnification by the Purchaser.  The Purchaser agrees to indemnify and hold harmless the Issuer and its respective directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Purchaser contained herein or in any document furnished by the Purchaser to the Issuer in connection herewith being untrue in any material respect or any breach or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any document furnished by the Purchaser to the Issuer in connection herewith.

13.

Modification.  Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

14.

Governing Law.  This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Purchaser on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario with respect to any matters arising out of this Subscription Agreement.

15.

Entire Agreement and Headings.  This Subscription Agreement contains the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.  The headings contained herein are for convenience only and shall not affect the meanings or interpretation hereof.

16.

Costs.  The Purchaser acknowledges and agrees that all costs and expenses incurred by the Purchaser (including any fees and disbursements of any counsel retained by the Purchaser) relating to the purchase of the Flow-Through Shares shall be borne by the Purchaser.

17.

Survival.  This Subscription Agreement, including without limitation the representations, warranties and covenants contained herein, shall generally survive and continue in full force and effect for the twenty-four (24) month period following the Closing and be binding upon the parties hereto notwithstanding the completion of the purchase of the Flow-Through Shares by the Purchaser pursuant hereto, the completion of the Offering by the Issuer and any subsequent disposition of the Flow-Through Shares in accordance with the applicable Securities Legislation by the Purchaser.

18.

Time of Essence.  Time shall be of the essence of this Subscription Agreement.

19.

Currency.  All references herein to dollar amounts are to lawful money of Canada unless otherwise indicated.

20.

Facsimile and Counterpart Subscriptions.  The Issuer shall be entitled to rely on delivery by telecopier of an executed copy of this Subscription Agreement, including the completed schedules hereto, and acceptance by the Issuer of such facsimile copy shall be legally effective to create a valid and binding agreement between the Purchaser and the Issuer in accordance with the terms hereof.  In addition, this Subscription Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same document.

21.

Effective Date.  This Subscription Agreement is intended to and shall take effect on the date of its acceptance by the Issuer, notwithstanding its actual date of execution or delivery by any of the parties.

(Schedules attached)

SCHEDULE A

TERM SHEET

Issuer	TWIN MINING CORPORATION (the "Issuer")
Offering	The offering consists of the private placement of up to common shares of the Issuer to be issued on a "flow-through" basis (the "Flow-Through Shares").
Price	CAD $ per Flow-Through Share.
Size of Offering	Up to CAD $ .
Selling Jurisdictions	The Flow-Through Shares may be sold only to "accredited investors" in jurisdictions in Canada as may be determined by the Issuer, in accordance with available exemptions.
Closing	or such other time as determined by the Issuer.
Use of Proceeds

The proceeds of the Offering will be used for Canadian Exploration Expenses ("CEE") (within the meaning of the Income Tax Act (Canada)) related to the exploration program of the Issuer to be conducted on any of the Issuer's properties located in Canada.  The Issuer will renounce CEE with an effective date of no later than December 31,                    .

Listing	The common shares of the Issuer are listed on Toronto Stock Exchange under the trading symbol: TWG.
Hold Period

Pursuant to Multilateral Instrument 45-102, the Flow-Through Shares will be subject to a four month resale restriction in all of the selling jurisdictions, commencing on the date of Closing.  A "legend" to that effect will appear on the certificates representing the Flow-Through Shares.

U.S. Notice

The securities offered hereby have not and will not be registered under the United States Securities Act of 1933 (the "1933 Act") and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act, or are otherwise exempt from such registration.

SCHEDULE B

ACCREDITED INVESTOR CERTIFICATE (45-103)

TO:

TWIN MINING CORPORATION

The Purchaser certifies that it/he/she and any beneficial purchaser are each a resident of British Columbia, Alberta, Saskatchewan, Manitoba, Québec, Prince Edward Island, Nova Scotia, Newfoundland and Labrador, the Northwest Territories or Nunavut or are otherwise subject to the Securities Legislation of such MI 45-103 Jurisdictions, and the Purchaser or the disclosed beneficial purchaser, as applicable, is an "accredited investor" as defined in Multilateral Instrument 45-103 – Capital Raising Exemptions and, as at the Closing, the Purchaser or the beneficial purchaser, as applicable, qualifies as one of more of the following and acknowledges that the Issuer is relying on this certificate in determining to sell securities to the undersigned. (Please insert a checkmark in the box beside each applicable paragraph)

"accredited investor" means:

☐ (a) a Canadian financial institution, or an authorized foreign bank listed in Schedule III of the Bank Act (Canada);
☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c)

an association under the Cooperative Credit Associations Act (Canada) located in Canada or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act;

☐ (d)

a subsidiary of any person or company referred to in paragraphs (a) to (c), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐ (e)

a person or company registered under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a limited market dealer registered under the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada, as a representative of a person or company referred to in paragraph (e);
☐ (g) the government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the government of Canada or a jurisdiction of Canada;
☐ (h) a municipality, public board or commission in Canada;
☐ (i) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (j)

a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (k)

an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

☐ (l)

an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent years and who, in either case, reasonably expects to exceed that net income level in the current year;

☐ (m)

a person or company other than a mutual fund or non-redeemable investment fund, that either alone or with a spouse, has net assets of at least $5,000,000, and unless that person or company is an individual, that amount is shown on its most recently prepared financial statements;

☐ (n) a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors;

☐ (o)

a mutual fund or non-redeemable investment fund that, in the local jurisdiction, is distributing or has distributed its securities under one or more prospectuses for which the regulator has issued receipts;

☐ (p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, trading as a trustee or agent on behalf of a fully managed account;

☐ (q)

a person or company trading as agent on behalf of a fully managed account if that person or company is registered or authorized to carry on business under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction as a portfolio manager or under an equivalent category of adviser or is exempt from registration as a portfolio manager or the equivalent category of adviser;

☐ (r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility advisor or other advisor registered to provide advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e) and paragraph (j) in form and function; or

☐ (t)

a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, except the voting securities required by law to be owned by directors, are persons or companies that are accredited investors.

For the purposes hereof:

"affiliate" means an issuer connected with another issuer because

(a)

one of them is the subsidiary of the other, or

(b)

each of them is controlled by the same person;

"beneficial ownership" occurs

(A)

for the purposes of British Columbia law, when a person beneficially owns securities that are beneficially owned by

(a)

an issuer controlled by that person, or

(b)

an affiliate of that person or an affiliate of an issuer controlled by that person; and

(B)

for the purposes of Alberta law, when a person beneficially owns securities that are beneficially owned by

(a)

a company controlled by that person or an affiliate of that company,

(b)

an affiliate of that person, or

(c)

through a trustee, legal representative, agent or other intermediary of that person;

 "Canadian financial institution" means a bank, loan corporation, trust company, insurance company, treasury branch, credit union or caisse populaire that, in each case, is authorized to carry on business in Canada or a jurisdiction, or the Confédération des caisses populaires et d’économie Desjardins du Québec;

"control" occurs if

(A)

for the purposes of British Columbia law,

(a)

voting securities of a first party (person or company) are held, other than by way of security only, by or for the benefit of a second party (person or company), and

(b)

the voting rights attached to those voting securities are entitled, if exercised, to elect a majority of the directors of the first party; and

(B)

for the purposes of Alberta law,

(a)

voting securities of a first party (person or company) carrying more than 50% of the votes that may be cast to elect directors are held, other than for the purpose of giving collateral for a bona fide debt, by or for the benefit of a second party (person or company), and

(b)

the votes carried by the securities referred to in (a) are sufficient, if exercised, to elect a majority of the board of directors of the first party;

"director" means

(A)

for the purposes of British Columbia law, a director of a corporation or an individual occupying or performing, with respect to a corporation or any other person, a similar position or similar functions; and

(B)

for the purposes of Alberta law, a person acting in a capacity similar to that of a director of a company or corporation;

"financial assets" means cash and securities;

"foreign jurisdiction" means a country other than Canada or a political subdivision of a country other than Canada;

"fully managed account" means an account for which a person or company makes the investment decisions if that person or company has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

"jurisdiction" means a province or territory of Canada except when used in the term foreign jurisdiction;

"local jurisdiction" means, in a national instrument or multilateral instrument adopted or made by a Canadian securities regulatory authority, the jurisdiction in which the Canadian securities regulatory authority is situate;

"mutual fund" includes an issuer of securities that entitles the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, including a separate fund or trust account, of the issuer of the securities;

"non-redeemable investment fund" means an issuer

(a)

whose primary purpose is to invest money provided by its security holders,

(b)

that does not invest for the purpose of exercising effective control, seeking to exercise effective control or being actively involved in the management of the issuers in which it invests, other than mutual funds or other non-redeemable investment funds, and

(c)

that is not a mutual fund;

"person or company" includes

(A)

for the purposes of British Columbia law, an individual, corporation, partnership, party, trust, fund, association and any other organized group of persons and the personal or other legal representative of a person to whom the context can apply according to law; and

(B)

for the purposes of Alberta law, an individual, partnership, unincorporated or incorporated association, unincorporated or incorporated syndicate, unincorporated or incorporated organization, trust, trustee, executor, administrator or other legal representative;

"regulator" means, for the local jurisdiction, the person referred to in Appendix D of National Instrument 14-101 - Definitions;

"related liabilities" means

(a)

liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets; or

(b)

liabilities that are secured by financial assets;

"securities legislation" means for the local jurisdiction, the statutes and instruments listed in Appendix B of National Instrument 14-101 Definitions;

"securities regulatory authority" means for the local jurisdiction, the securities commission or similar regulatory authority listed in Appendix C of National Instrument 14-101-Definitions;

"subsidiary" means for the purposes of British Columbia law and Alberta law, a subsidiary means an issuer that is controlled by another issuer; and

"voting security" means

(A)

for the purposes of British Columbia law, the security of an issuer that

(a)

is not a debt security, and

(b)

carries a voting right under all circumstances or under some circumstances that have occurred and are continuing; and

(B)

for the purposes of Alberta law, any security other than a debt security of an issuer carrying a voting right under all circumstances or under some circumstances that have occurred and are continuing;

BRITISH COLUMBIA SPECIFIC DEFINITIONS

"spouse", means, for the purposes of British Columbia law, a person who

(a)

is married to another person and is not living separate and apart, within the meaning of the Divorce Act (Canada), from the other person, or

(b)

is living and cohabiting with another person in a marriage-like relationship, including a marriage-like relationship between persons of the same gender.

*************

The foregoing representation, warranty and certificate is true and accurate as of the date of this certificate and will be true and accurate as of Closing.  If any such representation, warranty or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Issuer.

Dated:	Signed:

Witness (If Purchaser is an Individual)	Print the name of Purchaser

Print Name of Witness	If Purchaser is a Corporation, print name and title of Authorized Signing Officer

SCHEDULE C

ACCREDITED INVESTOR CERTIFICATE (ONTARIO)

TO:

TWIN MINING CORPORATION

The Purchaser certifies that it/he/she and any beneficial purchaser are each a resident of Ontario or is otherwise subject to the Securities Legislation of Ontario, and the Purchaser or the disclosed beneficial purchaser, as applicable, is an "accredited investor" as defined in Ontario Securities Commission Rule 45-501 – Exempt Distributions and, as at the Closing, the Purchaser or the beneficial purchaser, as applicable, qualifies as one of more of the following and acknowledges that the Issuer is relying on this certificate in determining to sell securities to the undersigned. (Please insert a checkmark in the box beside each applicable paragraph)

"accredited investor" means

(a) a bank listed in Schedule I or II of the Bank Act (Canada), or an authorized foreign bank listed in Schedule III of that Act;	☐

(b) the Business Development Bank incorporated under the Business Development Bank Act (Canada);	☐

(c)

a loan corporation or trust corporation registered under the Loan and Trust Corporations Act or under the Trust and Loan Companies Act (Canada), or under comparable legislation in any other jurisdiction;

☐

(d)

a co-operative credit society, credit union central, federation of caisses populaires, credit union or league, or regional caisse populaire, or an association under the Cooperative Credit Associations Act (Canada), in each case, located in Canada;

☐

(e) a company licensed to do business as an insurance company in any jurisdiction;	☐

(f) a subsidiary of any company referred to in paragraph (a), (b), (c), (d) or (e), where the company owns all of the voting shares of the subsidiary;	☐

(g) a person or company registered under the Securities Act (Ontario) or securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;	☐

(h) the government of Canada or of any jurisdiction, or any crown corporation, instrumentality or agency of a Canadian federal, provincial or territorial government;	☐

(i) any Canadian municipality or any Canadian provincial or territorial capital city;	☐

(j) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any instrumentality or agency thereof;	☐

(k) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;	☐

(l) a registered charity under the Income Tax Act (Canada);	☐

(m)

an individual who beneficially owns, or who together with a spouse beneficially own, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000;

☐

(n)

an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of those years and who, in either case, has a reasonable expectation of exceeding the same net income level in the current year;

☐

(o)

an individual who has been granted registration under the Securities Act (Ontario) or securities legislation in another jurisdiction as a representative of a person or company referred to in paragraph (g), whether or not the individual's registration is still in effect;

☐

(p) a promoter of the issuer or an affiliated entity of a promoter of the issuer;	☐

(q) a spouse, parent, brother, sister, grandparent or child of an officer, director or promoter of the issuer;	☐

(r)

a person or company that, in relation to the issuer, is an affiliated entity or a person or company referred to in clause (c) of the definition of distribution in subsection 1(1) of the Securities Act (Ontario);

☐

(s) an issuer that is acquiring securities of its own issue;	☐

(t)

a company, limited liability company, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as reflected in its most recently prepared financial statements;

☐

(u) a person or company that is recognized by the Ontario Securities Commission as an accredited investor;	☐

(v) a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities only to persons or companies that are accredited investors;	☐

(w) a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities under a prospectus for which a receipt has been granted by the Director;	☐

(x) a managed account if it is acquiring a security that is not a security of a mutual fund or non-redeemable investment fund;	☐

(y) an account that is fully managed by a trust corporation registered under the Loan and Trust Corporations Act;	☐

(z) an entity organized outside of Canada that is analogous to any of the entities referred to in paragraphs (a) through (g) and paragraph (k) in form and function; or	☐

(aa) a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors	☐

C-2

For the purposes hereof, the following definitions are included for convenience:

(a)

"company" means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

(b)

"entity" means a company, syndicate, partnership, trust or unincorporated organization;

(c)

"financial assets" means cash, securities, or any contract of insurance or deposit or evidence thereof that is not a security for the purposes of the Securities Act (Ontario);

(d)

"managed account" means an investment portfolio account of a client established in writing with a portfolio adviser who makes investment decisions for the account and has full discretion to trade in securities of the account without requiring the client’s express consent to a transaction;

(e)

"mutual fund" includes an issuer of securities that entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, including a separate fund or trust account, of the issuer of securities;

(f)

"non-redeemable investment fund" means an issuer:

(i)

whose primary purpose is to invest money provided by its securityholders;

(ii)

that does not invest for the purpose of exercising effective control, seeking to exercise effective control, or being actively involved in the management of the issuers in which it invests, other than other mutual funds or non-redeemable investment funds; and

(iii)

that is not a mutual fund;

(g)

"person" means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

(h)

"portfolio adviser" means:

(i)

a portfolio manager;

(ii)

a broker or investment dealer exempted from registration as an adviser under subsection 148(1) of the regulation made under the Securities Act (Ontario) if that broker or investment dealer is not exempt from the by-laws or regulations of The Toronto Stock Exchange or the Investment Dealers’ Association of Canada referred to in that subsection;

(i)

"related liabilities" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

(j)

"spouse", in relation to an individual, means another individual to whom that individual is married, or another individual of the opposite sex or the same sex with whom that individual is living in a conjugal relationship outside marriage;

In Ontario Securities Commission Rule 45-501 a person or company is considered to be an affiliated entity of another person or company if one is a subsidiary entity of the other, or if both are subsidiary entities of the same person or company, or if each of them is controlled by the same person or company.

In Ontario Securities Commission Rule 45-501 a person or company is considered to be controlled by a person or company if,

(a)

in the case of a person or company,

(i)

voting securities of the first-mentioned person or company carrying more than 50 percent of the votes for the election of directors are held, otherwise than by way of securities only, by or for the benefit of the other person or company; and

(ii)

the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned person or company;

C-3

(b)

in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned person or company holds more than 50 percent of the interests in the partnership; or

(c)

in the case of a limited partnership, the general partner is the second-mentioned person or company.

In Ontario Securities Commission Rule 45-501 a person or company is considered to be a subsidiary entity of another person or company if:

(a)

it is controlled by,

(i)

that other, or

(ii)

that other and one or more persons or companies each of which is controlled by that other, or

(iii)

two or more persons or companies, each of which is controlled by that, or

(b)

it is a subsidiary entity of a person or company that is the other’s subsidiary entity.

The foregoing representation, warranty and certificate is true and accurate as of the date of this certificate and will be true and accurate as of Closing.  If any such representation, warranty or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Company.

Dated:	Signed:

Witness (If Purchaser is an Individual)	Print the name of Purchaser

Print Name of Witness	If Purchaser is a Corporation, print name and title of Authorized Signing Officer

C-4